(a)(1)(i)
PARADIGM Multi-Strategy Fund I, LLC
650 Fifth Avenue, 17th Floor, New York, New York 10019
Repurchase Offer Notice
December 4, 2007
Dear PARADIGM Multi-Strategy Fund I, LLC Member:
This notice is to inform you about your Master Fund’s offer to repurchase a portion of its outstanding Interests and to provide instructions to Members who would like to tender some or all of their Interests for repurchase by the Master Fund. This repurchase offer is intended to provide liquidity to Members, because Interests of your Master Fund are not redeemable daily for cash nor are they traded on a stock exchange. You can offer some or all of your Master Fund Interest for repurchase only during one of the Master Fund’s repurchase offers.
The repurchase offer period will begin on December 4, 2007, and end on December 31, 2007. If you wish to sell any of your Master Fund Interest during this tender period, you can do so in one of the following ways:
1.	If your Interest is held in your own name (please refer to your account statement), you can complete the attached Repurchase Request Form and return it to PARADIGM Global Advisors, LLC, by the close of The New York Stock Exchange (normally 4:00 P.M. EST) on December 31, 2007. The Master Fund currently does not charge a processing fee for handling repurchase requests.

2.	If your Interest is held for your retirement plan by your retirement plan trustee, your retirement plan trustee must submit the repurchase request for you. They may charge a transaction fee for that service.
Please refer to your Master Fund Prospectus and the enclosed Repurchase Offer Terms and Repurchase Request Form for more details. If you are not interested in selling any of your Interest at this time, you do not have to do anything and can disregard this notice. We will contact you prior to the next repurchase offer.

All requests to have Interest repurchased must be received by PARADIGM Global Advisors, LLC, at its office in New York in good order no later than the close of The New York Stock Exchange (normally 4:00 PM EST) on December 31, 2007 (the Repurchase Request Deadline).

Please refer to the enclosed Repurchase Offer documents. If you have any questions, call your financial advisor or broker, or you can call PARADIGM Global Advisors, LLC, at (212)271-3388.
Sincerely,
PARADIGM Global Advisors, LLC